UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 14, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________.)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
	Name	Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: September 14, 2007

LIHIR GOLD LIMITED Incorporated in Papua New Guinea ARBN 069 803 998	Stock market codes: ASX – LGL NASDAQ – LIHR POMSoX – LGL
14 September 2007
Lihir Island operation resumes normal production
LGL is pleased to advise that its Lihir Island operation has now resumed normal production following the staged restart of the processing plant after the recent industrial action.
As a result of disrupted production during the third quarter, the Company expects full year gold production will be at the lower end of the current guidance of 800,000 – 830,000 ounces.
FOR FURTHER INFORMATION
Manager Investor Relations: Joel Forwood
Ph: +61 7 3318 3331     Mobile: 0438 576 879
Joel.Forwood@lihir.com.pg